August 9, 2021
BY EMAIL

Rachel Dobrow Stone
Senior Counsel
Symetra Life Insurance Company
777 108 Ave NE, Suite 1200
Bellevue, Washington 98004

       Re:    Symetra Separate Account SL
              Accumulator Variable Universal Life
              Initial Registration Statement on Form N-6
              Filing No: 333-256975


Dear Ms. Stone:

       The staff has reviewed the above-referenced initial registration statement, which the
Commission received on June 10, 2021. Based on our review, we have the following comments.
Capitalized terms have the same meaning as in the registration statement.

1. General Comments

   a. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement.

   b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the registrant or parent company will be solely responsible for any benefits or features associated with the Policy.

2. EDGAR Series and Class ID

       The current EDGAR contract ID for this registration statement associated with the Policy
       is:    Accumulator VUL.    Please amend the EDGAR contract ID to include
the full name
       of the Policy:    Accumulator Variable Universal Life.
 Rachel Dobrow Stone
Symetra Separate Account SL
Accumulator Variable Universal Life
August 9, 2021
Page 2 of 3

3. Definitions

         The phrase    Grace Period    contained in the definition of lapse is
typeset as a defined
         term. Please add this term to the list of defined terms in the definitions section.

4. Key Information Table (p. 3)

         Ongoing Fees and Expenses. Please amend the narrative under this heading to include the following underlined sentence as the penultimate sentence of the first paragraph of this section: Interest on any policy loans are not reflected.

5. Fee Table (p. 7)

    a. Please add a line item to the fee table addressing premium taxes per
Item 4 of Form N-6.

    b. Please confirm that any fund platform charges are included in the minimum and maximum range disclosed under annual fund expenses.

6. ISP Exhibit

    a. Ongoing Fees and Expenses. Please amend the narrative under this heading to include the following underlined sentence as the penultimate sentence of the first paragraph of this section: Interest on any policy loans are not reflected.

    b. (p. 9). Please change the heading labelled Premiums to the label prescribed by rule
       498A(b)(5)(v) under the Securities Act:     Buying the Policy.

    c. (p. 12) Please add a line item to the fee table addressing premium taxes per Item 4 of
       Form N-6.

Part C

   Item 30 Exhibits

         Several of the hyperlinks associated with the exhibits in Part C do not connect to the referenced documents. Please review all the hyperlinks in Part C and correct them to properly link to the exhibit documents.
 Rachel Dobrow Stone
Symetra Separate Account SL
Accumulator Variable Universal Life
August 9, 2021
Page 3 of 3

       We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

         Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it.

      If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

                                                      Sincerely,

                                                      /s/

                                                      Alberto H. Zapata
                                                      Senior Counsel
                                                      Disclosure Review and
Accounting Office


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief